UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MEDIVATION, INC.

(Name of Subject Company)

MEDIVATION, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share, including associated preferred stock purchase rights

(Title of Class of Securities)

58501N101

(CUSIP Number of Class of Securities)

Andrew Powell

General Counsel and Corporate Secretary

Medivation, Inc.

525 Market Street, 36th Floor

San Francisco, California 94105

(415) 543-3470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh	Daniel A. Neff
Kenneth L. Guernsey	Mark Gordon
Cooley LLP	Wachtell, Lipton, Rosen & Katz
101 California Street, 5th Floor	51 West 52nd Street
San Francisco, California 94111	New York, New York 10019
(415) 693-2000	(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 22, 2016, Medivation, Inc. (“Medivation”) and Pfizer Inc. (“Pfizer”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Montreal, Inc., a wholly owned subsidiary of Pfizer (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Medivation common stock, including the associated preferred stock purchase rights issued under the Rights Agreement, dated December 4, 2006, as amended, between Medivation and American Stock Transfer & Trust Company, for $81.50 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Medivation (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Employee Letter from Medivation’s Chief Executive Officer, sent on August 22, 2016.

(ii)	Employee FAQs first used on August 22, 2016.